GBT TECHNOLOGIES INC.

2450 Colorado Ave., Suite 100E

Santa Monica, CA 90404

888-685-7336

January 31, 2022

Via Edgar

Ms. Stacey Peikin

United State Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	GBT Technologies Inc.
Registration Statement on Form S-1
Filed January 12, 2022
File No. 333-262121

Ms. Peikin:

The following responses address the comment of the staff (the “Staff”) of the Securities and Exchange Commission as set forth in its letter dated January 24, 2022 (the “Comment Letter”) relating to the above referenced Form S-1 of GBT Technologies Inc. (the “Company”).

For the Staff’s convenience, the Staffs comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company.

Registration Statement on Form S-1 filed January 12, 2022

Executive Compensation, page 56

1.	Please update executive compensation and director compensation to reflect data for the last completed fiscal year. Please refer to Question 117.05 of the Compliance and Disclosure Interpretations for Regulation S-K.

Response

We have updated the executive compensation and director compensation to reflect the data from the year ended December 31, 2021.

General

2.	Please amend your filing to name GHS Investments LLC as an underwriter. At a minimum, this disclosure should appear on the prospectus cover page and in the plan of distribution. For additional guidance, refer to Question 139.13 of the Securities Act Sections Compliance and Disclosure Interpretations.

Response

We have revised to disclose that GHS Investments LLC is an underwriter.

3.	Please tell us whether the company has any current involvement in digital ledger (blockchain) technology and/or the creation, issuance or use of digital assets. If so, please specifically describe the extent of the company’s involvement.

Response

The Company does not have any current involvement in digital ledger (blockchain) technology and/or the creation, issuance or use of digital assets

Please do not hesitate to contact our attorney, Stephen Fleming, at 516-902-6567, if you have any questions or comments. Thank you.

Very truly yours,

/s/Mansour Khatib

Mansour Khatib, CEO

cc:	Stephen Fleming, Esq.
Fleming PLLC